# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M505
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 02/03/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001493152-25-020081
Filed by CIK 0001832106
Persons authorized to receive notices and communications: Fan Yu, c/o ABG Management Ltd., #3902, 39/F, E Tower, 10 Harcourt RD CTR, Hong Kong, Hong Kong (K3), 0000000000, 852 31219699

## Reporting persons
- ABG Management Ltd. (CIK 0001832106): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 572,677; sole dispositive power 0; shared dispositive power 572,677; aggregate amount beneficially owned 572,677 (6.3% of the class)
- Ally Bridge Group (NY) LLC (CIK 0001822947): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 572,677; sole dispositive power 0; shared dispositive power 572,677; aggregate amount beneficially owned 572,677 (6.3% of the class)
  Comment: Limited Liability Company
- Ally Bridge MedAlpha Master Fund L.P. (CIK 0001831963): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 572,677; sole dispositive power 0; shared dispositive power 572,677; aggregate amount beneficially owned 572,677 (6.3% of the class)
- ABG V-SIV IX Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 659,520; sole dispositive power 0; shared dispositive power 659,520; aggregate amount beneficially owned 659,520 (7.1% of the class)
- Ally Bridge Group Global Life Science Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 659,520; sole dispositive power 0; shared dispositive power 659,520; aggregate amount beneficially owned 659,520 (7.1% of the class)
- ABG Global Life Science Capital Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 659,520; sole dispositive power 0; shared dispositive power 659,520; aggregate amount beneficially owned 659,520 (7.1% of the class)
- ABG Global Life Science Capital Partners V GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 659,520; sole dispositive power 0; shared dispositive power 659,520; aggregate amount beneficially owned 659,520 (7.1% of the class)
- ABG V-SIV X Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 412,200; sole dispositive power 0; shared dispositive power 412,200; aggregate amount beneficially owned 412,200 (4.5% of the class)
- Fan Yu (CIK 0001668029): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,644,397; sole dispositive power 0; shared dispositive power 1,644,397; aggregate amount beneficially owned 1,644,397 (17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended and restated in its entirety by the following:

The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

ABG Management Ltd.
Ally Bridge Group (NY) LLC
Ally Bridge MedAlpha Master Fund L.P.
ABG V-SIV IX Limited
Ally Bridge Group Global Life Science Capital Partners V, L.P.
ABG Global Life Science Capital Partners V GP, L.P.
ABG Global Life Science Capital Partners V GP Limited
ABG V-SIV X Limited
Mr. Fan Yu
Residence or business address: The principal business office address for Ally Bridge Group (NY) LLC and ABG V-SIV IX Limited is 430 Park Avenue, 12th Floor, New York, NY 10022. The principal business office address for ABG Management Ltd. and Mr. Fan Yu is Unit 3902, 39/F, East Tower Cheung Kong Center II, 10 Harcourt Road Central, Hong Kong. The principal business office address for the remaining Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ally Bridge Group (NY) LLC is organized under the laws of the State of Delaware. Mr. Fan Yu is a citizen of Malta. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and supplemented by the following:

On February 3, 2026, in connection with the closing of the previously disclosed Offering pursuant to the Securities Purchase Agreement: (i) Ally Bridge MedAlpha Master Fund L.P. purchased an aggregate of 164,881 common shares, no par value per share (the "Common Shares") and warrants (the "Warrants") to purchase 164,881 Common Shares for aggregate consideration of $2,000,006.53; (ii) ABG V-SIV IX Limited purchased an aggregate of 329,760 Common Shares and Warrants to purchase 329,760 Common Shares for aggregate consideration of $3,999,988.80; and (iii) ABG V-SIV X Limited purchased an aggregate of 206,100 Common Shares and Warrants to purchase 206,100 Common Shares for aggregate consideration of $2,499,993 (together, the "Offering").

The Reporting Persons obtained the funds used to purchase the Common Shares and warrants through capital contributions from their partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented by the following:

CLOSING OF OFFERING

On February 3, 2026, the previously disclosed Offering closed.

REGISTRATION RIGHTS AGREEMENT

On February 3, 2026, in connection with the closing of the Offering, the Issuer entered into a registration rights agreement (the "2026 Registration Rights Agreement") with the investors in the Offering, pursuant to which the Issuer is required to prepare and file a registration statement with the Securities and Exchange Commission covering the resale of the Common Shares issued to the investors pursuant to the Securities Purchase Agreement, together with the Common Shares underlying the Warrants.

The foregoing description of the 2026 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form-of 2026 Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

REVERSE STOCK SPLIT

The amount of Common Shares reported herein reflects a 1-for-25 reverse stock split that occurred on November 28, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated in its entirety by the following:

The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of the Issuer's Common Shares, based on 8,967,693 Common Shares outstanding immediately following the closing of the Offering.

The Common Shares reported as beneficially owned herein include: (i) 407,230 Common Shares and 164,881 Common Shares issuable upon the exercise of Warrants held of record by Ally Bridge MedAlpha Master Fund L.P., (ii) 329,760 Common Shares and 329,760 Common Shares issuable upon the exercise of Warrants held of record by ABG V-SIV IX Limited and (iii) 206,100 Common Shares and 206,100 Common Shares issuable upon the exercise of Warrants held of record by ABG V-SIV X Limited.

Additionally, there are 566 Common Shares underlying an employee stock option granted to Dr. Alex by the Issuer and held by him for the benefit of Ally Bridge MedAlpha Master Fund L.P., which amount represents the number of Common Shares that are currently vested or that will vest within 60 days of the date of this filing.

The amount of securities reported herein does not include 387,600 Common Shares issuable upon exercise of warrants held of record by Ally Bridge MedAlpha Master Fund L.P., which are subject to limitations on exercise.

Mr. Fan Yu is the controlling stockholder of ABG Management Ltd., which is the sole member of Ally Bridge Group (NY) LLC, which manages the investments of Ally Bridge MedAlpha Master Fund L.P. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the securities held of record by Ally Bridge MedAlpha Master Fund L.P.

Mr. Fan Yu is also the indirect controlling stockholder of ABG Global Life Science Capital Partners V GP Limited, which is the general partner of ABG Global Life Science Capital Partners V GP, L.P., which is the general partner of Ally Bridge Group Global Life Science Capital Partners V, L.P., which is the controlling shareholder of ABG V-SIV IX Limited. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the securities held of record by ABG V-SIV IX Limited.

Mr. Fan Yu is also the controlling stockholder of ABG V-SIV X Limited. As such, Mr. Fan Yu may be deemed to share beneficial ownership of the securities held of record by ABG V-SIV X Limited.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and supplemented by the following.

Item 4 above summarizes certain provisions of the 2026 Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and restated in its entirety by the following:

Exhibit 1: Joint Filing Agreement (Previously Filed).

Exhibit 2: Registration Rights Agreement, dated as of August 21, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 22, 2023).

Exhibit 3: Registration Rights Agreement, dated as of July 26, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 26, 2024).

Exhibit 4: Registration Rights Agreement, dated as of July 28, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 28, 2025).

Exhibit 5: Form of Securities Purchase Agreement, dated as of January 29, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on January 30, 2026).

Exhibit 6: Form of Registration Rights Agreement, dated as of February 3, 2026, (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on January 30, 2026).

Exhibit 7: February 2026 Joint Filing Agreement.

## Signatures
- ABG Management Ltd.: By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- Ally Bridge Group (NY) LLC: By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- Ally Bridge MedAlpha Master Fund L.P.: By: Ally Bridge Group (NY) LLC, its manager, By: ABG Management Ltd., its managing member, By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- ABG V-SIV IX Limited: By: ABG Global Life Science Capital Partners V GP, L.P., ABG Global Life Science Capital Partners V GP Limited, /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- Ally Bridge Group Global Life Science Capital Partners V, L.P.: By: ABG Global Life Science Capital Partners V GP, L.P., its GP, By: ABG Global Life Science Capital Partners V GP Limited, its GP, By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- ABG Global Life Science Capital Partners V GP, L.P.: By: ABG Global Life Science Capital Partners V GP Limited, its general partner, By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- ABG Global Life Science Capital Partners V GP Limited: By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- ABG V-SIV X Limited: By: /s/ Fan Yu, Fan Yu, Director (02/05/2026)
- Fan Yu: /s/ Fan Yu, Fan Yu (02/05/2026)